UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. __)*

FS Investment Corporation

 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

302635107
 (CUSIP Number)

December 31, 2017
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 302635107

1	NAMES OF REPORTING PERSONS LPL Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	13,063,672.01
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		13,063,672.01
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		BD IA

* Based on 245,725,416 shares of Common Stock outstanding as of November 18, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 302635107
Schedule 13G
Item 1(a).	Name of Issuer
FS Investment Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices
201 Rouse Boulevard, Philadelphia, PA  19112

Item 2(a).	Name of Person Filing
LPL Financial LLC ("LPL Financial")

Item 2(b).	Address of Principal Business Office
75 State Street, Boston, Massachusetts 02109

Item 2(c).	Citizenship
California

Item 2(d).	Title of Class of Securities
Common Stock, $0.001 par value

Item 2(e).	CUSIP Number
302635107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G.  LPL Financial, in its capacity as investment adviser, may be deemed to beneficially own the Common Stock reported herein, which is held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The Common Stock reported herein by LPL Financial, in its capacity as investment adviser, is owned by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 302635107

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: February 2, 2018
LPL FINANCIAL LLC

By:	/s/ Steven Mills
Name: Steven Mills
Title: VP, Risk Management

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